May 27, 2011

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Mr. Chad Eskildsen from the Office of the Chief Accountant on May 13, 2011 with respect to the Trust’s Annual Reports for the fiscal year ended October 31, 2010 and the Trust’s current prospectuses for the various series of the Trust (each series, a “Fund” and collectively, the “Funds”). For the convenience of the Staff, Mr. Eskildsen’s comments have been repeated below followed by the Trust’s responses.

COMMENT 1 (Prospectus Disclosure – Several Equity-Oriented Funds)

From a review of the Sector Allocation section in the Annual Reports, it appears that several of the equity-oriented Funds have invested (as of October 31, 2010) over 25% of their respective assets in securities of issues in a particular sector. Please indicate whether such focus in particular sectors warrants additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the respective Funds’ prospectuses.

Response:

We note that many of the equity-oriented Funds maintained greater than 25% investments in particular sectors as of October 31, 2010. However, we do not believe those investments warrant additional disclosure regarding the Funds’ exposure to such sectors in the Funds’ prospectuses.

The equity-oriented Funds have established investment strategies and policies intended to provide each Fund’s subadviser with the investment flexibility to pursue investment ideas within or across sectors. These Funds’ subadvisers focus primarily on the attractiveness of individual companies across sectors rather than on the attractiveness of particular sectors. It is normally as a result of individual security selection decisions that a Fund may wind up with a larger percentage of investments focused in a particular sector. As the subadviser’s view of the relative attractiveness of individual companies changes over time, we would also expect that the Fund’s weighting in particular sectors would change over time. Accordingly, we do not feel it would be appropriate to identify the specific sectors in the Principal Investment Strategy and/or Principal Risks sections in the Funds’ prospectuses.

We note that Fund shareholders have the opportunity to review a Fund’s sector allocation percentages on a quarterly basis through the Harbor Funds website which is in addition to the sector information provided in the Funds’ Annual Reports. We also provide the percentage weightings of each sector within each Fund’s benchmark index so that shareholders can assess how each Fund’s allocation compares to that of the benchmark

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May 27, 2011

index. In many instances, a Fund’s focus in a particular sector reflects the sector’s higher weight (i.e., over 25%) within the benchmark index.

COMMENT 2 (Prospectus – Harbor Large Cap Value Fund)

The Harbor Large Cap Value Fund focuses its investments primarily in equity securities with market capitalizations that fall within the range of the Russell 1000 Value Index. The Fund’s prospectus provides that the range of the Russell 1000 Value Index as of December 31, 2010 was $237 million to $364 billion. Please indicate whether it would be appropriate to add a minimum market capitalization value to that range as the Staff believes that companies with market capitalizations at the low end of that range would not be considered large capitalization stocks.

Response:

The Fund has defined large cap companies as those with market capitalizations that fall within the range of the Russell 1000® Value Index. The Staff has raised a question as to whether the Fund would be investing in a manner consistent with its name if it invested significantly in the smallest companies by market capitalization within the index.

In the Frequently Asked Questions about Rule 35d-1 bulletin issued by the Staff, the Staff noted the following about the use of the terms “small-, mid- or large-capitalization” in a fund’s name:

“As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

We believe that defining large cap companies as those within the range of market capitalizations included in the Russell 1000® Value Index clearly meets the staff’s reasonableness standard for several reasons. First, the Russell 1000® Index is one of the most widely used and widely recognized indices for large cap U.S. companies. For value oriented large cap funds, we believe the Russell 1000® Value Index is the most widely used index, both as the benchmark index designated by the Fund and as the standard by which the public assesses the performance of all funds within that asset class. For example, the Russell 1000® Value Index is the benchmark used by the independent rating firm Lipper, Inc. to assess the performance for all funds in its large cap value category.

Since the Russell 1000® Value Index defines the universe for large cap value oriented companies, we believe it is reasonable for the Fund to be permitted to invest in companies that fall within that universe.

We note that while the low end of the range of the index currently includes companies of smaller market capitalization, that range can and does change and the Fund is required to comply with that range for purposes of its 80% policy as that range evolves. Furthermore, we note that the Fund has in fact been managed in a manner which we believe is fully consistent with its name. Specifically, the Fund invests primarily in what would be considered, under any reasonable definition, to be large capitalization companies.

Securities and Exchange Commission
May 27, 2011

As of the Fund’s most recent fiscal year ended October 31, 2010, the market capitalization range of the Fund was $2.1 billion to $335 billion, with 88% of the portfolio invested in companies with market capitalizations over $10 billion. In addition, the weighted average market cap of the Fund’s portfolio was $86 billion while the weighted average market cap of the index was $67 billion.

COMMENT 3 (Annual Report – All Funds)

In Footnote 4 in the Domestic Equity Funds Annual Report regarding Fees and Other Transactions with Affiliates, please disclose, in addition to the aggregate number of shares of a Fund held by Harbor Capital Advisors and its subsidiaries, the number of shares held in each Class of shares and the aggregate percentage ownership that Harbor Capital Advisors and its subsidiaries hold in a Fund (aggregated across all Classes of shares).

Response:	Comment No. 3 is accepted. The requested additional information regarding Fund ownership by Harbor Capital Advisors and its subsidiaries will be added to future Annual and Semi-Annual Reports.

COMMENT 4 (Prospectus – Harbor Global Value Fund)

For the Harbor Global Value Fund, please consider adding as an investment policy a minimum percentage of the Fund’s assets that must be invested outside of the United States.

Response:

The Harbor Global Value Fund’s investment policy, as set forth in the Principal Investment Strategy section in the prospectus, provides that it will invest in a minimum of five countries, one of which may be the U.S. The policy further provides that:

“[T]he Fund does not have pre-set targets for investment in any particular country or region. Depending on the Subadviser’s assessment of the relative value of the companies identified for potential investment, the Fund may at one time invest all or substantially all of its assets in foreign companies and at another time invest substantially in U.S. companies, although it is expected that there will normally be meaningful foreign company exposure in the portfolio.”

The SEC indicated the following in the release adopting Rule 35d-1 (the Fund name rule) regarding use of the term “global” in a fund name:

“The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

We believe that the Fund’s policy regarding investing in a minimum of at least 5 countries is consistent with the use of the term “Global” in the Fund’s name as it means the Fund will normally be investing in a number of countries throughout the world. We also note that the Fund’s policy of normally maintaining meaningful foreign company exposure further ensures that the Fund will typically have at least some foreign exposure in its portfolio. Accordingly, we do not feel it is necessary to provide a further minimum fixed percentage constraint on the percentage of the Fund’s assets that will be invested

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outside of the U.S. as we feel that would unnecessarily constrain the subadviser’s investment flexibility. We believe the Fund is clear in its Principal Strategy section disclosure that the subadviser has no pre-set targets for investment in any particular country or region. Depending upon the subadviser’s assessment of the relative value among companies being considered for investment across U.S. and foreign markets, the subadviser may select companies that result in the Fund maintaining substantial exposure to the U.S. at one time and at other times result in the Fund maintaining all or substantially all exposure to foreign companies.

We note that Fund shareholders have the opportunity to review the Fund’s country allocation percentages on a quarterly basis through the Harbor Funds website which is in addition to the allocation information provided in the Fund’s Annual Reports. We also provide the percentage weightings of each country within the Fund’s benchmark index so that shareholders can assess how the Fund’s allocation compares to that of the benchmark index.

COMMENT 5 (Annual Report – Harbor Bond Fund)

With respect to the Management’s Discussion of Fund Performance (“MDFP”) section in the Annual Report for the Harbor Bond Fund, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute. That letter described how the MDFP disclosure is intended to provide shareholders with information about the factors that materially affected the fund’s performance during its most recently completed fiscal year and that if such performance was materially affected by derivatives, the disclosure should discuss that fact. We note that the financial statements for Harbor Bond Fund indicate that the Fund had substantial use of derivatives as of the end of that fiscal year period. Please indicate whether you believe the MDFP disclosure for the Harbor Bond Fund was consistent with the Staff’s July 30, 2010 letter.

Response:

We believe that the MDFP for the Harbor Bond Fund fully satisfies the requirement that the MDFP discuss the factors that materially affected the fund’s performance during its most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s subadviser. The Fund’s subadviser uses a top-down approach to selecting investments for the Fund’s portfolio by identifying broad themes that take into account long-term social, political and demographic trends and economic and market conditions. The subadviser then seeks to position the Fund’s portfolio to benefit from these themes by establishing specific exposures in the Fund’s portfolio to, among other things, particular security types, interest rates, countries and currencies. The subadviser establishes that exposure in each case through a combination of direct security acquisitions and through the use of derivatives that provide similar economic exposure. The subadviser’s determination as to how it will establish that exposure is based upon the subadviser’s view as to how that exposure can be established in the most economical manner with the least market impact. That determination will affect the extent to which the subadviser utilizes derivative instruments to obtain that exposure.

We note that the top-down views that determine the Fund’s exposure to particular security types, interest rates, countries and currencies is the material driver of the Fund’s performance and not the more technical methods the subadviser has chosen to obtain those specific exposures. As a result, we believe that including a specific discussion of the effect of the use of derivatives by the Fund would only serve to obscure the more important aspects of the strategy discussion contained in the MDFP. We note that if the subadviser’s use of derivatives were to change in the future such that the Fund’s use of

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derivatives by itself represents a material strategy of the Fund, we would determine at that time whether specific disclosure regarding the use of derivatives would be appropriate for the MDFP.

COMMENT 6 (Prospectus – Harbor Bond Fund and Harbor Real Return Fund)

Both the Harbor Bond Fund and Harbor Real Return Fund show high portfolio turnover rates. Please indicate whether such turnover rates warrant additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the Prospectus for each Fund.

Response:

We do not consider portfolio turnover to be a fundamental component of the investment strategies for either the Harbor Bond Fund or Harbor Real Return Fund.

A significant portion of that higher portfolio turnover is attributable to each Fund’s use of derivative instruments. As noted above in response to Comment 5, each Fund’s subadviser may utilize a combination of securities and derivative instruments as a means to gain desired exposure for the portfolio to particular themes or trends identified by the subadviser. The nature of certain types of these securities and derivative instruments are such that the Fund may need to re-establish (or “roll”) those positions several times during the year in order to maintain or adjust the desired economic exposure over that time period. In particular, the Fund’s investment in mortgage-backed securities, often purchased or sold on a “To be Announced” (TBA) basis, requires the frequent “rolling” of those positions to maintain or adjust the desired economic exposure over time. The Fund treats the rolling of mortgage-backed securities as two separate transactions – one involving the sale of the mortgage-backed security and another involving the repurchase of a substantially similar security – which has the affect of further increasing the Fund’s portfolio turnover rate even though the subadviser may view the roll as one “transaction” from an economic perspective. This more frequent rolling of security positions is reflected in higher portfolio turnover rates but would not necessarily be reflective of substantive economic changes in the composition of the Fund’s portfolio. Because higher levels of portfolio turnover may tend to overstate the level of substantive economic changes taking place in the Fund’s portfolio and because such turnover does not represent a principal investment strategy of the Fund, we do not believe that additional disclosure regarding portfolio turnover is warranted in the prospectus. Similarly, since the higher portfolio turnover rates do not represent what we would consider to be a principal risk of the Fund, we do not feel additional principal risk disclosure regarding portfolio turnover is warranted.

COMMENT 7 (Annual Report – Money Market Fund)

Please explain how the information provided in the table under Annual Report Note 4 – Fees and Other Transactions with Affiliates – for the Harbor Money Market Fund is consistent with the discussion in that footnote. Specifically, the actual rate of advisory fees for the Harbor Money Market Fund is shown as 0.01% in the table but as 0.00% in the subsequent discussion.

Response:

Beginning on December 9, 2009, Harbor Capital Advisors, the adviser to the Harbor Money Market Fund, began voluntarily waiving, in full, its advisory fee. Accordingly, for the period December 9, 2009 through the end of that fiscal year on October 31, 2010, the actual rate of advisory fees paid to Harbor Capital Advisors was 0.00%. Prior to December 9, 2009, Harbor Capital Advisors received a portion of its advisory fee. The 0.01% shown in the table as the actual rate of subadvisory fees received by Harbor

Securities and Exchange Commission
May 27, 2011

Capital Advisors for the fiscal year ended October 31, 2010 is accurate as it represents a blended rate for the period prior to December 9, 2009 when Harbor Capital Advisors was receiving some fees and the period after December 9, 2009 when Harbor Capital Advisors was waiving all fees.

What may have contributed to the confusion of the Staff in reviewing this disclosure was an error in our reference to that December 9th date. We had inadvertently indicated that the December 9th date was in 2010 when it was actually 2009. We will improve the disclosure regarding actual fees paid for the Fund in future shareholder reports to avoid any confusion regarding the meaning of that disclosure.

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In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Fund does not involve a master/feeder arrangement, (ii) the Fund is not a money market fund, (iii) shares of the Fund may be marketed through banks and/or savings and loan associations and (iv) none of the Fund’s operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Fund may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4420.

Sincerely,

/s/ Charles F. McCain

Charles F. McCain

Chief Compliance Officer

Cc:	Christopher P. Harvey, Esq.

Dechert LLP

David G. Van Hooser

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Susan A. DeRoche

Harbor Funds